                                                                    Exhibit 99.1

               Clarent Corporation Acquires PEAK Software Solutions, Inc.

           REDWOOD CITY, California, July 25, 2000. Clarent Coporation (Nasdaq:
           CLRN), a worldwide leader in providing carrier-grade, phone-to-phone Internet Protocol (IP) telephony solutions, today announced that it has acquired privately-held PEAK Software Solutions, Inc. of Littleton, Colorado. PEAK is a leading communications software development and consulting firm specializing in building IP-based, carrier class data and telecommunications infrastructure software.

           This acquisition is intended to immediately enhance Clarent's intelligent IP telephony and communications software development activities by adding 56 highly experienced communications software engineers to its R&D team. Leveraging PEAK's expertise in developing carrier class software solutions, Clarent expects the acquisition to enhance the company's time to market advantage for its core software products. The PEAK employees will report to PEAK President Steve Langion, who will join Clarent's engineering management team led by Senior Vice President and CTO Mike Vargo.

           Mike Vargo commented on the acquisition: "We are extremely pleased to be adding the expertise and skills of the PEAK Software Solutions team to the Clarent family. We believe that this acquisition should enable Clarent to accelerate delivery of products that leverage our intelligent, software-driven product architecture and enhance our ability to grow our leadership position in the burgeoning IP communications marketplace. These products are expected to enable our customers and partners to build robust networks designed to deliver the services and applications that end customers require."

           "PEAK is very excited to join Clarent and to establish a Clarent Research and Development Center in Colorado," said Steve Langion, CEO and President, PEAK Software Solutions. "There is important synergy between Clarent's vision, its market position and PEAK's software development expertise. We look forward to applying our development capabilities towards the execution of Clarent's vision and to accelerating the introduction of Clarent products into the IP telephony marketplace."

           Under the terms of the agreement, Clarent common stock and cash with an aggregate value of approximately $60 million have been exchanged for all outstanding shares of PEAK. This acquisition is being accounted for using purchase accounting and was completed on July 24, 2000. The acquisition was approved by the board of directors of each company.

           Forward Looking Language
           This news release contains forward-looking statements that involve risks and

                                       1.

           uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to losses of key personnel or inability to introduce new products. In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the development activities between the companies, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent periodic reports filed by Clarent with the SEC.

           About Clarent Corporation
           Clarent Corporation (NADAQ: CLRN) is the world leader* in providing intelligent, software-driven products for new generation, IP-based communications networks. Clarent solutions enable interconnection among communications service providers' disparate networks and foster the creation of global footprints for more than 260 telecom service providers worldwide, including AT&T, NTT, Concert and China Telecom. Clarent's software platform encourages innovation by allowing carriers to develop limitless new features for consumers and enterprises. Founded in 1996, Clarent is headquartered in Redwood City, Calif. and has offices in Asia, Europe, Latin America and North America. To learn more about Clarent, visit its Web site at www.clarent.com.

           About PEAK Software Solutions
           PEAK was founded in 1997 to develop telecommunications and data communications products on a contract, project basis for service providers and infrastructure vendors. The company is comprised of top quality managers, engineers, architects and programmers with hundreds of years of combined experience from companies such as AT&T Bell Laboratories (BellLabs), Bell Communications Research (BellCore), Bell Northern Research (BNR), SUN Microsystems, and Motorola. PEAK's current client base consists of major data and telecommunications infrastructure vendors and service providers. www.peakss.com

                                       2.